Mail Stop 6010


      September 20, 2005


Corey G. Prestidge, Esq.
Jenkens & Gilchrist, a Professional Corporation
1445 Ross Avenue
Suite 3200
Dallas, Texas  75202


Re:	Refocus Group, Inc.
      Schedule 14A/A
      Filed August 22, 2005
      File No. 333-55042

Dear Mr. Prestidge:

      We have reviewed the above filings for issues related to the
Schedule 13E-3 and have the following comments. Where indicated, we think you should revise the documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule 14A

1. We note your response to prior comment 12. Please provide the full disclosure required by Item 1013(d) of Regulation M-A. In that regard, for each affiliate disclose that persons` interest in the net book value and net earnings in both dollar amounts and percentages.
Refer to Instruction 3 to Item 1013 of Regulation M-A. Further, we note that the security holders who maintain an interest in the company and its affiliates will benefit from the company`s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. Refer to Instruction 2 to Item 1013 of Regulation M-A.
We may have further comments.

Fairness of the Transaction, page 13
2. We note your response to prior comment 16. Since the fairness opinion does not address the fairness of the transaction to stockholders who will remain as stockholders after giving effect to the Reverse/Forward Stock Split, please revise your disclosure throughout this section to explain why each filing person believed the transaction to be fair to unaffiliated holders who are not cashed out.
3. Expand the disclosure throughout the fairness section to explain in greater detail how each factor supported or did not support the fairness determination by each filing person towards unaffiliated shareholders being cashed out and unaffiliated shareholders remaining with the company. For example, it is unclear why the disclosure under "significant cost and time savings for the company" would be relevant to a fairness determination to unaffiliated shareholders being cashed out. Additionally, it is unclear how the potentially insufficient level of liquidity impacted the filing persons` fairness determinations with regard to both categories of non-affiliated shareholders. Please note that these are examples only, please carefully review and revise this section as appropriate.
4. We note your response to prior comment 18. Please expand your disclosure to explain in greater detail why the board did not consider these analyses. In addition, please revise to address all the items of Instruction 2 to Item 1014 of Regulation M-A for the both the board and the Medcare persons. For instance, please address
Instructions 2(vi) and (vii) for the board and the Medcare persons and Instructions 2(iii), (iv) and (v) for the Medcare persons.
5. We note your response to our prior comment 19 and your revised disclosure. Please continue your revisions to clarify how the Board, and each filing person, reached the conclusion that the transaction is procedurally fair in the absence of the procedural safeguards set forth in paragraphs (c), (d) and (e) of Item 1014 of Regulation M-A and the lack of appraisal rights in light of the fact that all the company`s management-related shareholders who will retain their investment in the company are also the affiliates who determined to effectuate the reverse stock split, reject other alternatives and set the price to be paid in lieu of fractional shares. For instance, it is not clear why the board "determined that these steps would be costly and would not provide any meaningful additional benefits." In addition, please clarify why the Board believed the fairness opinion constitutes a procedural safeguard and what "other matters discussed in this Consent Solicitation Statement" afforded adequate procedural safeguards. Please clarify how those "safeguards" apply to both cashed out and remaining unaffiliated shareholders.

6. We have reviewed your response to our prior comment 26. We continue to believe, however, that Item 1015(b)(6) of Regulation M-A requires disclosure of the information and assumptions requested in our prior comment 26 as the financial forecast scenario prepared by the company formed one of the bases for the fairness opinion. As such we reissue our prior comment 26. You may include in your revised disclosure any additional discussion or analyses to address the issues and concerns you have raised in your response to prior comment 26. Indicate what effect, if any, the contents of the press release filed as an exhibit to your current report on Form 8-K on August 24, 2005 have on the assumptions upon which the financial forecast scenario was based.
Background of the Reverse/Forward Stock Split, page 34

7. We note from your disclosure in the penultimate paragraph of this section that the Strategic Initiatives Committee analyzed and calculated a price per share that it believed to be fair to be paid by the company to the cashed out stockholders. Please disclose that price per share. If there were any changes in the initial price per share as calculated by the Strategic Initiatives Committee and the price per share now being offered to the cashed out stockholders, please indicate the reasons for those changes.

8. We note from the events described in the ninth paragraph that occurred on January 27, 2005 that "the Company" brought up the possibility of going private in the initial discussion with Medcare.
Please disclose the names of the individuals who raised this possibility.
Consent Card

9. Please revise the consent card to indicate that each matter to be acted on is conditioned upon the approval of the other matters.
Please refer to Rule 14a-4(a)(3).

*       *       *       *
      As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with the amended filings that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Please contact Tim Buchmiller, Staff Attorney, at (202) 551-3635, or Michael Pressman, Office of Mergers and Acquisitions, at
(202) 551-3345 if you have any questions regarding our comments.

Sincerely,



Michael Pressman
Attorney-Advisor
Office of Mergers & Acquisitions
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Corey G. Prestidge, Esq.
Jenkens & Gilchrist
September 20, 2005
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